Filed by Nutrisystem, Inc.

 pursuant to Rule 425 under the Securities Act of 1933

 and deemed filed pursuant to Rule 14a-12

 under the Securities Exchange Act of 1934

 Subject Company: Nutrisystem, Inc.

 Commission File No. 000-28551

On January 2, 2019, Dawn Zier, President and Chief Executive Officer of Nutrisystem, Inc., delivered the below remarks prior to Nutrisystem ringing the Nasdaq Stock Market opening bell at 9:30 am EST.

Good morning. Thank you, Dave for such a warm introduction. And Happy New Year! We’re delighted to officially kick off Wellness Week here at the Nasdaq. We look forward to it every year! Thank you to all of you that are here today – we have many members from the Nutrisystem team in attendance and I want to also extend a warm welcome to Arra Yerganian who is with us today from Tivity Health.

As a leading provider of weight management products and services, Nutrisystem has helped people achieve their weight loss goals for more than 45 years. This year we’re excited to introduce several new programs along with our industry-leading Food and Nutrition mission.

New for 2019 is the Nutrisystem FreshStart program, which provides a combination of balanced, results-driven nutrition with a flexible dining approach, along with highly personalized, technical support. On the South Beach Diet front, new this year is our Keto-Friendly program designed to be a low-carb, high-fat dietary pattern consistent with a “keto” diet and reflects the growing trend toward health-conscious consumers pursuing keto lifestyle and products. And we have our groundbreaking DNA Body Blueprint, a genetic-based product using a proprietary algorithm to provide an integrated personal action plan focused on eating behaviors, nutrition and metabolism. It is the ultimate nutritional roadmap and delivers on our mission of helping consumers make more informed choices and achieve outcomes that drive overall health.

This year we have committed to making our foods fresher, our labels cleaner, and our approach to ingredients more transparent. Since 2014, Nutrisystem’s foods contain no artificial flavors or sweeteners; no colors from artificial sources; no high fructose corn syrup and no artificial trans fats. This year we have developed a list of 71 Restricted Ingredients that both programs meet, while also setting a goal to eliminate seven more ingredients over the next year. The restriction of these ingredients more closely aligns our foods with popular, clean label food retailers and the Center for Science in the Public Interest.

In December, we announced that Tivity Health is to acquire Nutrisystem. Through this transaction, we will become part of a leading health and wellness company that will offer a wide array of nutrition, fitness and social support to a broad spectrum of consumers. The combination of Nutrisystem and Tivity Health greatly accelerates our agenda of being able to offer a holistic approach to weight management and being able to serve customers beyond the first step of their journey to optimal health. We will be able to do what others are only able to talk about doing. We look forward to this transaction closing later in the first quarter.

We’re very proud to be in the business of transforming lives and to be a member of Nasdaq. Here’s to a terrific 2019! And with that, let’s ring the bell.

NOTE ON FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities and anticipated future performance.  Readers of this communication should understand that these statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements.

These risks and uncertainties include, among other things: the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required stockholder or regulatory approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that Tivity Health, Inc. (“Tivity Health”) and Nutrisystem, Inc. (“Nutrisystem”) will be unable to retain or hire key personnel; the ability to successfully integrate Nutrisystem’s business with Tivity Health following the closing; the risk that the significant indebtedness incurred to fund the purchase price may limit Tivity Health’s ability to adapt to changes in the economy or market conditions, expose the company to interest rate risk for the variable rate indebtedness and require a substantial portion of cash flows from operations to be dedicated to the payment of indebtedness; and the risk that disruption from the proposed transaction may adversely affect Tivity Health’s and Nutrisystem’s business and their respective relationships with customers, vendors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Tivity Health’s and Nutrisystem’s filings with the Securities and Exchange Commission (“SEC”). Except as required by law, neither Tivity Health nor Nutrisystem undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Tivity Health expects to file with the SEC a registration statement of Tivity Health on Form S-4 (the “registration statement”) that will include a proxy statement of Nutrisystem and that will also constitute a prospectus of Tivity Health (the “proxy statement/prospectus”). Nutrisystem expects to mail the proxy statement/prospectus to its stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY

STATEMENT/PROSPECTUS AND OTHER RELEVANT INFORMATION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIVITY HEALTH, NUTRISYSTEM AND THE PROPOSED TRANSACTION. The registration statement and other documents filed by Tivity Health with the SEC may be obtained free of charge at Tivity Health’s website at http://www.tivityhealth.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Tivity Health by requesting them by mail at Tivity Health, Inc., 701 Cool Springs Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or by telephone at (615) 614-4576. The proxy statement/prospectus and other documents filed by Nutrisystem with the SEC may be obtained free of charge at Nutrisystem’s website at http://www.nutrisystem.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Nutrisystem by requesting them by mail at Nutrisystem, Inc., 600 Office Center Drive, Fort Washington, PA 19034, Attention: Investor Relations, or by telephone at (215) 346-8136.

Participants in Solicitation

Tivity Health and Nutrisystem and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Tivity Health’s directors and executive officers is available in Tivity Health’s proxy statement for Tivity Health’s 2018 annual meeting of stockholders filed with the SEC on April 13, 2018 on Schedule 14A. Information about Nutrisystem’s directors and executive officers is available in Nutrisystem’s proxy statement for Nutrisystem’s 2018 annual meeting of stockholders filed with the SEC on March 26, 2018 on Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Tivity Health or Nutrisystem as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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